SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

2026 Redemption/conversion of Class C preferred shares -PNCs 1 Information Security Guidelines This presentation has been prepared by the Company for the exclusive purpose of providing general information and guidance to holders of Class “C” preferred shares (“PNC”) regarding the redemption and/or conversion process of such shares, including the deadlines and procedures required to exercise the rights related to the transaction. This material is for explanatory and informational purposes only and should not, under any circumstances, be interpreted as a recommendation, financial, legal, tax, or any other form of advice, nor as a solicitation or encouragement for shareholders to take any particular action in relation to their shares. Each shareholder is solely responsible for independently assessing the terms of the transaction, the documents made available by the Company, and, whenever deemed necessary, seeking professional advice. This presentation does not replace, supplement, or prevail over any corporate documents, market communications, material facts, or any other documents disclosed by the Company in connection with the redemption and/or conversion of the PNC shares. Such documents contain complete and detailed information about the transaction, its terms, conditions, deadlines, and applicable procedures. Shareholders are therefore advised to carefully review these documents before taking any action. The Company assumes no responsibility, whether direct or indirect, for decisions made by shareholders based solely on the information contained in this presentation. This presentation contains certain forward-looking statements, including statements regarding the expectations, intentions, beliefs, or estimates of the Company and its management concerning the implementation, effects, and expected results of the redemption and/or conversion of the PNC shares, as well as the impacts arising from such transaction. These forward-looking statements are based on the Company’s current expectations, estimates, and projections, as well as assumptions considered reasonable by management as of this date. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “aims,” and “estimates,” as well as variations of such expressions and similar terms, are intended to identify such statements. Forward-looking statements involve risks, uncertainties, and contingencies, many of which are beyond the Company’s control and may cause actual results, future events, or relevant circumstances to differ materially from those expressed or implied in such statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements due to new information, future events, or any other factors. Forward-looking statements do not constitute a guarantee of future performance or the occurrence of future events and are subject to risks and uncertainties. In light of these risks and uncertainties, the events and circumstances described in this presentation may not occur or may occur in a manner materially different from that anticipated. Preferred Class C Shares Redemption/conversion of PNC shares into common shares Business day schedule Local Investors Non-resident investors Treatment of American Depositary Receipts-ADR -Holders Agenda PNC shares Preferred class “C” shares On December 19,2025, the creation of Class “C” preferred shares (PNCs) was approved at an Extraordinary Shareholders meeting. These shares were distributed to all shareholders at a ration of 0.2628378881074 PNC shares for each common share and each Class A1 and B1¹preferred shares. Characteristics • Redeemable shares and/or convertible into common shares • One share,onevote • Equal dividend rights as common shares • 100% tag along • Shares to be converted and/or redeemed by 2031 4 ¹ PNA1 and PNB1 shares were converted onJune 5, 2026, due to the migration to Novo Mercado The board of directors may, at any time, resolve on the redemption and/or conversionof any number of Class C preferred shares The redemption price per share shall correspond to the closing price of the Company’s common shareson the trading session immediately preceding the date of the Board of Directors’ resolution. The investor may elect to opt for full or partial conversion Redemption/Conversion PNC Year Minimum conversion volume requirement 2025 - 2026 4% ofPNC shares 2027 4% ofPNC shares 2028 4% ofPNC shares 2029 4% ofPNC shares 2030 4% ofPNC shares 2031 remaining PNC shares Redemption/conversion of PNC shares into common shares 5 5 Schedule for the automatic and planned conversion of PNC shares into common shares Business day schedule Board of directors deliberates on the redemption/conversion transaction T0 Record date¹ for shareholders with the positions on B3 Receipt of non-resident investors’ average cost for the purpose of tax assessment (IR) in case of opting for the redemption of preferred shares (PNCs) Election period for conversion of AXIA7 shares into AXIA3 shares If the shareholder does not make an election, the shares will be redeemed T+3 T+4 to T+6 T+6 to T+10 T+12 Schedule Redemption o the AXIA7 shares T+16 ¹ date on which B3 determines which investors are entitled on the corporate action 6 6 Ex-rights date T+4 Conversion date T-1 Redemption/Conversion price –common share priceShareholder Election The default option is redemption In other words, if the shareholder does not make an election, the shares will be automatically redeemed The shareholder will have five business days to make an election, opting for the full or partial conversion of the preferred shares (PNCs) subject to redemption into common shares, at a 1:1 ratio. Election period (T+6 to T+10) How to submit your election? The election of the conversion option during the election period must be made by the shareholder as follows: • Custodianagents/brokerage firms, for shareholders with shares held in custody at B3; or • Itaú Corretorade Valores S.A. –the company’s transfer agent, for book-entry shares held in custody there 7 Local investors Shareholders should only make an election if they wish to convert their shares; otherwise, redemption will be applied automatically Shareholder Custodian/Brokerage B3 Shareholder Itaú The spreadsheet must be completed and sent by email to resgate@axia.com.brwith the subject line “PNC Redemption –Capital Gain” Tax treatment of non-resident investors: Exclusively in cases of full or partial redemption To enable the calculation of any potential capital gains, shareholders not resident in Brazil must complete and electronically submit to the Company, either directly or through their custody agents, the template available in the Shareholders’ Notice Informaçõesnecessárias: • Name • CPF/CNPJ • Tax residency • Classification under Joint Resolution No. 13/2024? • Number of shares • Acquisition date • Average acquisition cost The submission of the information must occur,exclusively in cases of full or partial redemption, between T+4 and T+6 8 Election Non-residentshareholdersmustsubmittheirelectionthroughtheircustodianagents. Shareholders will have five business days to submit their election for the total or partial conversion of the PNC shares under redemption into common shares, at a 1:1 ratio. Submit instructions only if you elect to convert your shares. Otherwise, automatic redemptionwill apply. Shareholder Custodian/ Broker B3 Non-resident investors 9 • Holders of ADRsbacked by PNC shares will not have the right to opt for conversion into common shares • The PNC shares underlying the ADRs will be mandatorily redeemed, and the depositary, Citibank N.A., will receive the redemption proceeds and pass them on to the respective holders • ThepaymenttoADR holders will be made within up to 7 business days after the payment is completed to holders of PNC shares traded on B3 Treatment of AmericanDepositaryReceipts-ADR -Holders axia.com.br AXIAenergia @AXIAenergia /@AXIAenergia AXIAenergia /AXIAenergia @AXIAenergia Thank you!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.